Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

04035403

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

July 06, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

dlo 7/13

Enclosures

(1) July 06, 2004: Disclosure pursuant to § 25 (1) and (2) of the German Securities Act re: Morgan Stanley & Co. International Limited, stating that they are falling short of the 5% threshold. This is an addition to our notification submitted with our transmittal letter dated March 29, 2004. Our notification dated June 30 (Morgan Stanley & Co. International Limited now owning 5.9% of the voting rights) is still valid.

(2) July 06, 2004: Disclosure pursuant to § 25 (1) and (2) of the German Securities Act re: John C. Armitage and William G. Bollinger.

As en enclosure to our transmittal letter dated March 29, 2004, you received the following notification:

Disclosure pursuant to § 25 (1) and (2) of the German Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*]

In a letter dated March 2, 2004 and received on 2nd March 2004, Morgan Stanley & Co. International Limited, 20 Cabot Square, Canary Wharf, London E14 4QW, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to §21 of the Securities Trading Act:

"Notification pursuant to § 21 of the Securities Trading Act [*WpHG*]

Pursuant to § 21 (1) of the Securities Trading Act [*WpHG*], we hereby notify you of the following:

On March 1, 2004 our share of voting rights in Hypo Real Estate Holding AG in Munich ("the Company") exceeded the 5% threshold. According to the information available to us, the total number of voting rights stemming from shares issued by the Company was 130,433,775 at that time. Our voting rights at that time totalled 6,674,576, corresponding to 5.11%."

Hypo Real Estate Holding AG
Management Board

Please be notified of the following addition:

Disclosure pursuant to § 25 (1) and (2) of the German Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*]

In a letter dated March 2, 2004 and received on March 3, 2004, Morgan Stanley & Co. International Limited, 20 Cabot Square, Canary Wharf, London E14 4QW, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to §21 of the Securities Trading Act:

"Notification pursuant to § 21 of the Securities Trading Act [*WpHG*]

Pursuant to § 21 (1) of the Securities Trading Act [*WpHG*], we hereby notify you of the following:

On March 2, 2004 our share of voting rights in Hypo Real Estate Holding AG in Munich (the "Company") **fell short of the 5% threshold**. According to the information available to us, the total number of voting rights stemming from shares issued by the Company was 130,433,775 at that time. Our voting rights at that time totalled 6,317,932, corresponding to 4,84%."

Hypo Real Estate Holding AG
Management Board

Disclosure pursuant to § 25 (1) and (2) of the German Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*]

In a letter dated May 25, 2004 and received on May 25, 2004, John C. Armitage, 5 Swan Walk, London SW34JJ, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to § 21 of the Securities Trading Act:

"Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

We herewith inform you that I, John C. Armitage, 5 Swan Walk, London SW34JJ, United Kingdom have as of 23 April 2004 exceeded the threshold of 5% of the share of voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München. Henceforth, my share of voting rights amounts to 5.03%. These are to be ascribed to me pursuant to sec. 22 paragraph 1, sentence 1, number 6 and sec. 22 paragraph 1, sentence 2 WpHG. The same disclosure will be made to the Federal Financial Supervisory Authority."

In a letter dated May 25, 2004 and received on May 25, 2004, William G. Bollinger, 20 Egerton Terrace, London SW3 2BT, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to § 21 of the Securities Trading Act:

"Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

We herewith inform you that I, William G. Bollinger, 20 Egerton Terrace, London SW3 2BT, United Kingdom have as of 23 April 2004 exceeded the threshold of 5% of the share of voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München. Henceforth, my share of voting rights amounts to 5.03%. These are to be ascribed to me pursuant to sec. 22 paragraph 1, sentence 1, number 6 and sec. 22 paragraph 1, sentence 2 WpHG. The same disclosure will be made to the Federal Financial Supervisory Authority."

Comment by Hypo Real Estate Holding Aktiengesellschaft:

"Hypo Real Estate Holding Aktiengesellschaft points out that these voting rights are identical to those Egerton Capital Limited Partnership had notified us of in a letter dated April 29, 2004. The publication by us took place on May 6, 2004.

Hypo Real Estate Holding AG
Executive Board"